

June 10, 2025

Joshua Ballard
Chief Executive Officer
USA Rare Earth, Inc.
100 W Airport Road
Stillwater, OK 74075

> **Re: USA Rare Earth, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 20, 2025**
> **File No. 333-287410**

Dear Joshua Ballard:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

General

1. With respect to a portion of the securities being registered on this registration statement, we note that you are registering the primary issuance of your common stock upon the exercise of outstanding, privately placed warrants. Please provide your analysis as to why you believe you are eligible to register the primary issuance of the underlying common stock to private placement purchasers as these shares appear to have been offered privately. Alternatively, please revise to clarify, if true, that any "primary issuance" of your common stock would be exclusively to third parties which did not purchase the privately placed warrants from you in prior private placements. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretations 103.04, 134.02 and 239.15.

2.   We note that you are issuing up to 69,850,213 shares of common stock issuable upon the conversion of 4,103,472 shares of 12% Series A Cumulative Convertible Preferred Stock, with a current conversion price of $7.00 and the conversion price of the Series A Preferred Stock of $1.00.

- Note No. 2 to your Filing Fee Tables provides that the total number of shares of common stock underlying such shares of Series A Preferred Stock is 69,850,213, of which 55,570,752 shares were registered on your Registration Statement on Form S-4. Thus, you appear to be newly registering 14,279,461 shares of common stock, issuable upon the conversion of 4,103,472 shares of Series A Preferred Stock.

Additionally, you are issuing up to 53,941,176 shares of common stock that are issuable upon the exercise of Preferred Investor Warrants at an exercise price of $1.00 per share.

- Note No. 3 to your Filing Fee Tables provides that 4,495,098 of those shares were registered on the Registration Statement on Form S-4. Thus, you appear to be newly registering 49,446,078 shares of common stock issuable by the Company upon the exercise of certain Preferred Investor Warrants.

You provide that as of May 19, 2025 you have 90,836,776 shares of Common Stock issued and outstanding prior to this offering. Accordingly, you appear to be registering what would represent approximately 70.2% of the Company's issued and outstanding common stock as of that date. Please explain if you believe your stockholders approved the issuance of such shares as part of your de-SPAC, or clarify why you do not believe you are required to receive stockholder approval for the issuance of the aforementioned shares under Nasdaq Listing Rules. Please also revise to include a risk factor detailing the possible dilutive and market-price impacts of issuing the shares registered under this registration statement.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Michael Purcell at 202-551-5351 or Kevin Dougherty at 202-551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation